# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Liminatus Pharma, Inc., CIK 0001971387
CUSIP: 53271X108
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6 Centerpointe Drive #625, La Palma, California (CA), 90623
Date of event which requires filing of this statement: 04/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002068957

## Reporting persons
- KH Feelux Co., Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 4,000,000; shared voting power 0; sole dispositive power 4,000,000; shared dispositive power 0; aggregate amount beneficially owned 4,000,000 (15.4% of the class)

## Item 1. Issuer
Name of issuer: Liminatus Pharma, Inc.
Address of issuer's principal executive offices: 6 Centerpointe Drive #625, La Palma, California, 90623

## Item 2. Person Filing
Name of person filing: KH Feelux Co., Ltd
Address of principal business office or, if none, residence: J Building, 32, Eonju-ro 71-gil, Gangnam-gu, Seoul, Korea, 06226
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,000,000 shares of common stock, $0.0001 par value per share
Percent of class:
15.4 %

The percentage of beneficial ownership stated herein and on the cover page to this Schedule 13G are based on a total of 26,014,633 shares of common stock of Liminatus Pharma, Inc. (the "Issuer") outstanding as set forth in the Registration Statement on Form S-1 filed by the Issuer on June 24, 2025.
Sole power to vote or to direct the vote: 4,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,000,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- KH Feelux Co., Ltd: /s/ Bosung Bae, Bosung Bae, CEO (06/27/2025)